EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$294,860	$292,176	$246,809	$207,929	$199,259	$199,431	$123,167
Fixed Charges (as below)	75,410	59,847	58,771	61,742	63,665	71,454	37,776
Total Earnings	$370,270	$352,023	$305,580	$269,671	$262,924	$270,885	$160,943

FIXED CHARGES
Interest Expense	$68,015	$53,869	$50,948	$54,246	$59,539	$65,392	$34,434
Credit for Allowance for Borrowed Funds Used During Construction	2,595	2,478	5,123	4,996	1,526	3,462	2,042
Estimated Interest Element in Lease Rentals	4,800	3,500	2,700	2,500	2,600	2,600	1,300
Total Fixed Charges	$75,410	$59,847	$58,771	$61,742	$63,665	$71,454	$37,776

Ratio of Earnings to Fixed Charges	4.91	5.88	5.19	4.36	4.12	3.79	4.26